DODGE & COX STOCK FUND

as of 3/31/07

Closed to New Investors

Fund Performance*
Unannualized total returns - 3/31/07				Average annual total returns- 3/31/07
1 Month	3 Months	6 Months	Year-to-Date	1 year	3 years	5 years	10 years	20 years
1.32%	1.71%	8.40%	1.71%	14.52%	14.39%	12.14%	14.15%	13.86%

Objective

The Fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income.

Asset Allocation	3/31/2007
Stocks	95.5%
Fixed-Income Securities	0.0%
Cash Equivalents	4.5%

General Statistics	3/31/2007
Total Net Assets	$68,488,842,046
2006 Expense Ratio	0.52%
2006 Portfolio Turnover Rate	14%
30-day SEC yield**	1.21%
Share Price	$154.30
Stocks	81
Fixed-Income Securities	0
Total Number of Securities	81
Number of Shareholder Accounts	223,564

Ten Largest Holdings (% of Fund) ***
Hewlett-Packard Co.		3.5%
Comcast Corp., Class A		3.4%
News Corp., Class A		3.1%
Sony Corp. ADR (Japan)		2.9%
Wal-Mart Stores, Inc.		2.9%
Motorola, Inc.		2.7%
Sanofi-Aventis ADR (France)		2.7%
Pfizer, Inc.		2.6%
Chevron Corp.		2.6%
Cardinal Health, Inc.		2.6%

	Total	29.0%

Latest Distribution
$0.75 Income Dividend, $0.104 ST Cap. Gain, $0.951 LT Cap. Gain
Record Date 3/28/07, Ex-Dividend Date 3/29/07,
Reinvestment Date 3/29/07, Payable Date 3/30/07

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox:	(415) 981-1710
No Loads or Distribution Fees Minimum initial investment	$2,500/ $1,000 for an IRA

Closed to new investors (Registered in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands, N. Mariana Islands, American Samoa)

Managed by the Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 21 years.

Equity Characteristics	3/31/2007
P/E Ratio (forward)	14.7x
P/E Ratio (trailing 12 months)	15.7x
Dividend Yield	1.8%
Price to Book Value (trailing 12 month)	2.1x
Market Cap (weighted average)	$76 billion
Market Cap (average)	$63 billion
Market Cap (median)	$28 billion
Market Cap. (>$10B)	83.4%
Market Cap. ($1-$10B)	16.6%
5 year EPS growth (historical)	17.9%
Beta (monthly returns, trailing 10 year)	0.76
U.S. $ denominated foreign stocks (% of Fund)	18.1%

Sector Diversification (% of Fund)
Consumer Discretionary	22.2%
Information Technology	15.1%
Health Care	14.5%
Financials	13.2%
Energy	9.8%
Industrials	7.7%
Materials	5.4%
Consumer Staples	4.5%
Telecommunication Services	2.7%
Utilities	0.4%

*	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.
**	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
***	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX INTERNATIONAL STOCK FUND

as of 3/31/07

Fund Performance*
Unannualized total returns - 3/31/07				Average annual total returns- 3/31/07
1 Month	3 Months	6 Months	Year-to-date	1 year	2 years	3 years	5 years	Since Inception***
2.82%	5.01%	17.00%	5.01%	22.31%	24.16%	24.50%	20.16%	16.81%

***	05/01/01

Objective

The Fund seeks long-term growth of principal and income by investing primarily in a diversified portfolio of equity securities of non-U.S. companies.

Asset Allocation	3/31/2007
Stocks	94.3%
Fixed-Income Securities	0.0%
Cash Equivalents	5.7%

General Statistics	3/31/2007
Total Net Assets	$38,461,319,317
2006 Expense Ratio	0.66%
2006 Portfolio Turnover Rate	9%
30-day SEC Yield**	1.39%
Share Price	$45.85
Stocks	85
Fixed-Income Securities	0
Total Number of Securities	85
Number of Shareholder Accounts	333,480

Ten Largest Holdings (% of Fund) ***
Sanofi-Aventis (France)	3.1%
Hitachi, Ltd. (Japan)	2.7%
Nokia Oyj (Finland)	2.6%
GlaxoSmithKline PLC ADR (United Kingdom)	2.6%
Matsushita Electric Industrial Co., Ltd. (Japan)	2.5%
HSBC Holdings PLC (United Kingdom)	2.5%
Infineon Technologies AG (Germany)	2.3%
Tesco PLC (United Kingdom)	2.1%
News Corp., Class A (United States)	2.1%
Credit Suisse Group (Switzerland)	2.1%

24.6%

Region Diversification (% of Fund)
Europe (excluding United Kingdom)	33.6%
Japan	20.0%
United Kingdom	16.3%
Latin America	7.4%
Pacific (excluding Japan)	6.8%
United States	5.4%
Africa	2.7%
Canada	1.3%
Middle East	0.8%

Emerging Markets (% of Fund)
Brazil, Israel, Mexico, South Africa, South Korea, Thailand, Turkey	15.5%

Number of Countries Represented in Fund	21

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox:	(415) 981-1710
No Loads or Distribution Fees Minimum initial investment:	$2,500/ $1,000 for an IRA

Registered in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Island, N. Manana Island, American Samoa

Managed by the International Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 17 years.

Characteristics	3/31/2007
P/E Ratio (forward)	13.5x
P/E Ratio (trailing 12 month)	15.8x
Price to Book Value (trailing 12 month)	2.1x
Market Cap. (weighted average)	$59 billion
Market Cap. (median)	$16 billion
Market Cap. (>$10B)	81.4%
Market Cap. ($1-$10B)	18.5%
Market Cap. ($0.25-$1B)	0.1%
Dividend Yield	2.0%
Beta (monthly returns, trailing 5 year)	1.15
U.S. $ denominated stocks (% of Fund)	28.2%

Sector Diversification (% of Fund)
Financials	21.1%
Consumer Discretionary	14.3%
Information Technology	13.4%
Materials	10.8%
Energy	9.4%
Industrials	7.9%
Consumer Staples	7.0%
Health Care	6.5%
Telecommunication Services	3.3%
Utilities	0.6%

Country Diversification (% of Fund)
Japan	20.0%	Finland	2.6%
United Kingdom	16.3%	Norway	2.2%
France	8.5%	Sweden	1.8%
Switzerland	6.6%	Australia	1.4%
Germany	6.4%	Canada	1.3%
United States	5.4%	Singapore	1.1%
Netherlands	5.0%	Israel	0.8%
Mexico	4.6%	Thailand	0.7%
South Korea	3.6%	Turkey	0.3%
Brazil	2.8%	Austria	0.2%
South Africa	2.7%

Latest Distribution
$0.565 Income Dividend, $0.144 ST Cap. Gain, $0.471 LT Cap. Gain
Record Date 12/27/06, Ex-Dividend Date 12/28/06,
Reinvestment Date 12/28/06, Payable Date 12/29/06

*	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures. From inception through June 30, 2003, Dodge & Cox reimbursed the Fund for all ordinary expenses to the extent necessary to maintain total Fund operating expenses at 0.90%. Without the expense reimbursements, the Fund’s returns prior to June 30, 2003 would have been lower.
**	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
***	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX BALANCED FUND

as of 3/31/07

Closed to New Investors

Fund Performance*
Unannualized total returns - 3/31/07				Average annual total returns- 3/31/07
1 Month	3 Months	6 Months	Year-to-Date	1 year	3 years	5 years	10 years	20 years
0.91%	1.62%	6.60%	1.62%	11.73%	10.33%	10.31%	11.84%	11.81%

Objective

The Fund seeks regular income, conservation of principal and an opportunity for long-term growth of principal and income.

Asset Allocation	3/31/2007
Common & Preferred Stocks	64.1%
Fixed-Income Securities	29.9%
Cash Equivalents	6.0%

General Statistics	3/31/2007
Total Net Assets	$28,213,575,757
2006 Expense Ratio	0.52%
2006 Portfolio Turnover Rate	20%
30-day SEC yield**	2.50%
Share Price	$87.38
Stocks	81
Fixed-Income Securities	311

Total Number of Securities	392
Number of Shareholder Accounts	164,702

Ten Largest Equity Holdings (% of Fund) ***
Hewlett-Packard Co.		2.3%
Comcast Corp., Class A		2.3%
News Corp., Class A		2.0%
Sony Corp. ADR (Japan)		1.9%
Wal-Mart Stores, Inc.		1.9%
Chevron Corp.		1.8%
Motorola, Inc.		1.7%
Pfizer, Inc.		1.7%
McDonald’s Corp.		1.7%
Sanofi-Aventis ADR (France)		1.7%

	Total	19.0%

Latest Distribution
$0.63 Income Dividend, $0.021 ST Cap. Gain, $0.459 LT Cap. Gain
Record Date 3/28/07, Ex-Dividend Date 3/29/07,
Reinvestment Date 3/29/07, Payable Date 3/30/07

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox	(415) 981-1710
No Loads or Distribution Fees Minimum initial investment:	$2,500/$1,000 for an IRA

Closed to new investors (Registered in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands, N. Mariana Islands, American Samoa)

Managed by the Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 21 years, and by the Fixed-Income Investment Policy Committee, whose nine members’ average tenure is 17 years.

Equity Portfolio Characteristics	3/31/2007
P/E Ratio (forward)	14.7x
P/E Ratio (trailing 12 month)	15.7x
Dividend Yield	1.8%
Price to Book Value (trailing 12 month)	2.1x
Market Cap. (weighted average)	$76 billion
Market Cap. (average)	$63 billion
Market Cap. (median)	$28 billion
Market Cap. (>$10B)	83.4%
Market Cap. ($1-$10B)	16.6%
5 year EPS growth (historical)	17.8%
Beta (quarterly returns, trailing 10 year)	0.82
U.S. $ denominated foreign stocks (% of Fund)	11.7%

Equity Sector Diversification	% of Fund	% of Equity Portfolio
Consumer Discretionary	14.9%	23.3%
Information Technology	10.2%	15.8%
Health Care	9.8%	15.2%
Financials	8.8%	13.8%
Energy	6.6%	10.3%
Industrials	5.2%	8.1%
Materials	3.6%	5.7%
Consumer Staples	3.0%	4.6%
Telecommunication Services	1.7%	2.7%
Utilities	0.3%	0.5%

*	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.
**	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
***	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX BALANCED FUND (continued)

as of 3/31/07

Closed to New Investors

Ten Largest Fixed-Income Holdings (% of Fund) ***
U.S. Treasury Notes, 3.75%, 5/15/08		1.2%
U.S. Treasury Notes, 3.625%, 7/15/09		1.1%
Fannie Mae 30 Year, 6.00%, 4/1/35		0.9%
Fannie Mae 30 Year, 6.50%, 12/1/32		0.8%
U.S. Treasury Notes, 3.375%, 2/15/08		0.7%
U.S. Treasury Notes, 3.125%, 9/15/08		0.7%
GMAC, LLC, 6.875%, 9/15/11		0.7%
Fannie Mae 30 Year, 5.00%, 3/1/34		0.6%
Fannie Mae 15 Year, 5.50%, 6/1/20		0.6%
U.S. Treasury Notes, 2.75%, 8/15/07		0.5%

	Total	7.8%

Five Largest Corporate Fixed-Income Issuers (% of Fund) ***
Ford Motor Credit Co.		0.8%
Time Warner, Inc. (AOL Time Warner)		0.7%
GMAC, LLC		0.7%
HCA, Inc.		0.7%
Xerox Corp.		0.6%

	Total	3.5%

Duration Diversification (% of fixed-income portfolio)	3/31/2007
Years
0-1	8.1%
1-2	23.8%
2-3	25.6%
3-4	10.8%
4-5	7.4%
5-6	3.8%
6-7	8.3%
7-8	2.0%
8-9	0.8%
9-10	0.5%
10 and over	8.9%

Maturity Diversification (% of fixed-income portfolio)	3/31/2007
Years
0-1	5.4%
1-2	9.1%
2-3	23.1%
3-4	12.7%
4-5	15.8%
5-6	4.8%
6-7	7.2%
7-8	1.8%
8-9	5.0%
9-10	3.1%
10-15	1.4%
15-20	1.5%
20-25	6.4%
25 and over	2.7%

Fixed-Income Portfolio Characteristics	3/31/2007
Yield to Maturity (weighted average)	5.63%
Coupon (weighted average)	5.75%
Effective Maturity (weighted average)	6.1 years
Effective Duration	3.8 years
Average Quality (weighted average)	Aa2
U.S. $ denominated foreign bonds (% of Fund)	0.5%

Quality Diversification (% of fixed-income portfolio)	3/31/2007
U.S. Treasury	14.1%
Government Agency	49.4%
Aaa	2.7%
Aa	5.1%
A	5.0%
Baa	13.6%
Ba	4.5%
B	3.4%
Caa	2.2%

Sector Diversification (% of fixed-income portfolio)	3/31/2007
U.S. Treasuries and Government Related	17.7%
Mortgage Backed Pass-Through Securities	42.1%
Collateralized Mortgage Obligations	3.8%
Asset-Backed	2.7%
Industrials	22.5%
Financials	8.3%
Transportation	2.9%

***	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX INCOME FUND

as of 3/31/07

Fund Performance*
Unannualized total returns - 3/31/07				Average annual total returns- 3/31/07
1 Month	3 Months	6 Months	Year-to-Date	1 year	3 years	5 years	10 years	20 years
0.00%	1.43%	3.18%	1.43%	6.72%	3.48%	5.58%	6.75%	N/A

Objective

The Fund seeks a high and stable rate of current income, consistent with long-term preservation of capital. A secondary objective is to take advantage of opportunities to realize capital appreciation.

Asset Allocation	3/31/2007
Preferred Stocks	0.0%
Fixed-Income Securities	97.1%
Cash Equivalents	2.9%

General Statistics	3/31/2007
Total Net Assets	$13,309,235,785
2006 Expense Ratio	0.44%
2006 Portfolio Turnover Rate	30%
30-day SEC yield**	5.21%
Share Price	$12.60
Stocks	0
Fixed-Income Securities	413

Total Number of Securities	413
Number of Shareholder Accounts	124,374

Ten Largest Holdings (% of Fund) ***
U.S. Treasury Notes, 3.625%, 7/15/09		3.6%
U.S. Treasury Notes, 3.00%, 11/15/07		3.5%
U.S. Treasury Notes, 3.25%, 1/15/09		2.9%
U.S. Treasury Notes, 6.625%, 5/15/07		2.6%
U.S. Treasury Notes, 3.375%, 9/15/09		2.5%
U.S. Treasury Notes, 3.125%, 10/15/08		2.4%
GMAC, LLC, 6.875%, 9/15/11		2.2%
Ford Motor Credit Co., 7.25%, 10/25/11		1.6%
Fannie Mae 30 Year, 6.00%, 4/1/35		1.6%
Fannie Mae 30 Year, 5.50%, 5/1/34		1.5%

	Total	24.4%

Five Largest Corporate Issuers (% of Fund) ***
Ford Motor Credit Co.		2.6%
GMAC, LLC		2.2%
Time Warner, Inc. (AOL Time Warner)		2.2%
Xerox Corp.		1.6%
HCA, Inc.		1.5%

	Total	10.1%

Duration Diversification	3/31/2007
Years
0-1	12.0%
1-2	22.0%
2-3	27.6%
3-4	10.3%
4-5	4.6%
5-6	3.8%
6-7	7.8%
7-8	2.3%
8-9	0.7%
9-10	0.5%
10 and over	8.4%

Latest Distribution

$0.150 Income Dividend
Record Date 3/28/07, Ex-Dividend Date 3/29/07,
Reinvestment Date 3/29/07, Payable Date 3/30/07

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox:	(415) 981-1710
No Loads or Distribution Fees Minimum initial investment:	$2,500/$1,000 for an IRA

Registered in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands N. Mariana Islands, America Samoa)

Managed by the Fixed Income Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 17 years, and by the Investment Policy Committee, whose 12 members’ (for fixed-income decisions) average tenure is 20 years.

Characteristics (cash included)	3/31/2007
Yield to Maturity (weighted average)	5.56%
Coupon (weighted average)	5.62%
Current Yield	5.53%
Effective Maturity (weighted average)	5.8 years
Effective Duration	3.7 years
Average Quality (weighted average)	Aa1
U.S. $ denominated foreign bonds (% of Fund)	1.5%

Sector Diversification	3/31/2007
Cash Equivalents	2.9%
U.S. Treasuries and Government Related	22.1%
Mortgage Backed Pass-Through Securities	39.7%
Collateralized Mortgage Obligations	2.9%
Asset-Backed	2.3%
Industrials	19.9%
Financials	7.5%
Transportation	2.7%

Quality Diversification	3/31/2007
U.S. Treasury	19.0%
Government Agency	45.6%
Aaa	2.7%
Aa	4.6%
A	4.6%
Baa	11.7%
Ba	4.1%
B	3.3%
Caa	1.5%
Cash Equivalents	2.9%

Maturity Diversification	3/31/2007
Years
0-1	9.9%
1-2	9.3%
2-3	18.1%
3-4	16.6%
4-5	14.9%
5-6	5.0%
6-7	4.3%
7-8	2.8%
8-9	4.5%
9-10	3.1%
10-15	1.8%
15-20	1.0%
20-25	5.8%
25 and over	2.9%

*	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.
**	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
***	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

Stock Fund Characteristics

Overview	Characteristics	Risks	Manager Biographies

Standardized Returns

as of March 31, 2007 (updated quarterly)

	1 Year	3 Years	5 Years	10 Years	20 Years
Stock Fund	14.52%	14.39%	12.14%	14.15%	13.86%
S&P 500 Index	11.84%	10.05%	6.26%	8.20%	10.76%

Fund Characteristics

as of March 31, 2007, unless otherwise noted (updated quarterly)

General Information
Net Asset Value Per Share	$154.30
Total Net Assets (billions)	$68.5
2006 Expense Ratio	0.52%
2006 Portfolio Turnover Rate	14%
30-Day SEC Yield(a)	1.21%
Fund Inception	1965

Portfolio Characteristics	Fund	S&P 500
Number of Stocks	81	500
Median Market Capitalization (billions)	$28	$13
Weighted Average Market Cap. (billions)	$76	$99
Price-to-Earnings Ratio(b)	14.7x	15.1x
Foreign Stocks (%)(c)	18.1%	0.0%

Ten Largest Holdings (%)(d)	Fund
Hewlett-Packard Co.	3.5
Comcast Corp., Class A	3.4
News Corp., Class A	3.1
Sony Corp. ADR (Japan)	2.9
Wal-Mart Stores, Inc.	2.9
Motorola, Inc.	2.7
Sanofi-Aventis ADR (France)	2.7
Pfizer, Inc.	2.6
Chevron Corp.	2.6
Cardinal Health, Inc.	2.6

Assest Allocation

Sector Diversification (%)	Fund	S&P 500
Consumer Discretionary	22.2	10.5
Information Technology	15.1	14.8
Health Care	14.5	11.9
Financials	13.2	21.7
Energy	9.8	10.1
Industrials	7.7	10.9
Materials	5.4	3.1
Consumer Staples	4.5	9.6
Telecommunication Services	2.7	3.7
Utilities	0.4	3.7

(a)	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	The Fund’s price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.
(c)	Foreign stocks are U.S. dollar-denominated.
(d)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Standard & Poor’s 500 (S&P 500) is a broad-based unmanaged measure of common stocks. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

International Stock Fund Characteristics

Standardized Returns

as of March 31, 2007 (updated quarterly)

	1 Year	3 Years	5 Years	10 Years		20 Years
International Stock Fund	22.31%	24.50%	20.16%	NA	†	NA	†
MSCI EAFE Index	20.21%	19.83%	15.78%	NA	†	NA	†

Fund Characteristics

as of March 31, 2007, unless otherwise noted (updated quarterly)

General Information
Net Asset Value Per Share	$45.85
Total Net Assets (billions)	$38.5
2006 Expense Ratio	0.66%
2006 Portfolio Turnover Rate	9%
30-Day SEC Yield(a)	1.39%
Fund Inception	2001

Ten Largest Holdings (%)(c)	Fund
Sanofi-Aventis (France)	3.1
Hitachi, Ltd. (Japan)	2.7
Nokia Oyj (Finland)	2.6
GlaxoSmithKline PLC ADR (United Kingdom)	2.6
Matsushita Electric Industrial Co. Ltd. (Japan)	2.5
HSBC Holdings PLC (United Kingdom)	2.5
Infineon Technologies AG (Germany)	2.3
Tesco PLC (United Kingdom)	2.1
News Corp., Class A (United States)	2.1
Credit Suisse Group (Switzerland)	2.1

Portfolio Characteristics	Fund	MSCI EAFE
Number of Stocks	85	1,157
Median Market Capitalization (billions)	$16	$6
Weighted Average Market Cap. (billions)	$59	$57
Price-to-Earnings Ratio(b)	13.5x	14.1x
Countries Represented	21	21
Emerging Markets	15.5%	0.0%

Asset Allocation

Region Diversification (%)	Fund	MSCI EAFE
Europe (excluding U.K.)	33.6	45.5
Japan	20.0	22.5
United Kingdom	16.3	23.2
Latin America	7.4	0.0
Pacific (excluding Japan)	6.8	8.8
United States	5.4	0.0
Africa	2.7	0.0
Canada	1.3	0.0
Middle East	0.8	0.0

Sector Diversification (%)	Fund	MSCI EAFE
Financials	21.1	29.5
Consumer Discretionary	14.3	12.0
Information Technology	13.4	5.4
Materials	10.8	8.8
Energy	9.4	6.8
Industrials	7.9	11.6
Consumer Staples	7.0	8.2
Health Care	6.5	6.8
Telecommunication Services	3.3	5.3
Utilities	0.6	5.6

(a)	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	The Fund’s price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.
(c)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) is a widely recognized benchmark of the world’s stock markets, excluding the United States. Index returns include dividends and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

†The International Stock Fund’s inception date was May 1, 2001. The annualized total return since the Fund’s inception through March 31, 2007 (5.92 years) was 16.81%. The MSCI EAFE’s total return was 10.24% over the same period. Expense reimbursements were paid by Dodge & Cox from the Fund’s inception through June 30, 2003 to maintain operating expenses at 0.90%. Accordingly, without the expense reimbursements, the Fund’s returns prior to June 30, 2003 would have been lower.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Balanced Fund Characteristics

Overview	Characteristics	Risks	Manager Biographies

Standardized Returns

as of March 31, 2007 (updated quarterly)

	1 Year	3 Years	5 Years	10 Years	20 Years
Balanced Fund	11.73%	10.33%	10.31%	11.84%	11.81%
Combined Index(a)	9.76%	7.38%	6.14%	7.84%	9.67%

Fund Characteristics

as of March 31, 2007, unless otherwise noted (updated quarterly)

General Information
Net Asset Value Per Share	$87.38
Total Net Assets (billions)	$28.2
30-Day SEC Yield(b)	2.50%
2006 Expense Ratio	0.52%
2006 Portfolio Turnover Rate	20%
Fund Inception	1931

Stock Portfolio (64.1% of Fund)

Stock Characteristics	Fund
Number of Stocks	81
Median Market Capitalization (billions)	$28
Price-to-Earnings Ratio(c)	14.7	x
Foreign Stocks (%)(d)	11.7%

Five Largest Sectors (%)	Fund
Consumer Discretionary	14.9
Information Technology	10.2
Health Care	9.8
Financials	8.8
Energy	6.6

Fixed-Income Portfolio (29.9% of Fund)

Fixed-Income Characteristics	Fund
Number of Fixed-Income Securities	311
Effective Maturity	6.1 Years
Effective Duration	3.8 1Years

Credit Quality (%)(f)	Fund
U.S. Gov’t. & Gov’t. Related	19.0
Aaa	0.8
Aa	1.5
A	1.5
Baa	4.1
Ba	1.3
B	1.0
Caa	0.7
Average Quality	Aa2

Asset Allocation

Ten Largest Stocks (%)(e)	Fund
Hewlett-Packard Co.	2.3
Comcast Corp., Class A	2.3
News Corp., Class A	2.0
Sony Corp. ADR (Japan)	1.9
Wal-Mart Stores, Inc.	1.9
Chevron Corp.	1.8
Motorola, Inc.	1.7
Pfizer, Inc.	1.7
McDonald’s Corp.	1.7
Sanofi-Aventis ADR (France)	1.7

Sector Diversification (%)	Fund
U.S. Treasury & Government Related	5.3
Mortgage-Related Securities	13.7
Asset-Backed Securities	0.8
Corporate	10.1

Five Largest Corporate Fixed-Income Issuers (%)(e)	Fund
Ford Motor Credit Co.	0.8
Time Warner, Inc. (AOL Time Warner)	0.7
GMAC, LLC	0.7
HCA, Inc.	0.7
Xerox Corp.	0.6

(a)

The Combined Index reflects an unmanaged portfolio of 60% of the Standard & Poor’s 500 Index, which is a widely recognized, unmanaged index of common stock prices, and 40% of the Lehman Brothers Aggregate Bond (LBAG) Index, which is a widely recognized unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Fund may, however, invest up to 75% of its total assets in stocks.

(b)	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(c)	The Fund’s price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.
(d)	Foreign stocks are U.S. dollar-denominated.
(e)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.
(f)	Credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating. In calculating average quality, the investment manager assigns ratings to U.S. Government and Government Related securities that are higher than the ratings assigned to securities rated Aaa. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Income Fund Characteristics

Overview	Characteristics	Risks	Manager Biographies

Standardized Returns

as of March 31, 2007 (updated quarterly)

	1 Year	3 Years	5 Years	10 Years	20 Years
Income Fund	6.72%	3.48%	5.58%	6.75%	NA	†
LBAG Index	6.58%	3.31%	5.35%	6.46%	NA	†

Fund Characteristics

as of March 31, 2007, unless otherwise noted (updated quarterly)

General Information
Net Asset Value Per Share	$12.60
Total Net Assets (billions)	$13.3
30-Day SEC Yield(a)	5.21%
2006 Expense Ratio	0.44%
2006 Portfolio Turnover Rate	30%
Fund Inception	1989

Portfolio Characteristics	Fund	LBAG
Number of Fixed-Income Securities	413	7248
Effective Maturity (years)	5.8	6.9
Effective Duration (years)	3.7	4.5

Five Largest Corporate Issuers (%)(c)	Fund
Ford Motor Credit Co.	2.6
GMAC, LLC	2.2
Time Warner, Inc. (AOL Time Warner)	2.2
Xerox Corp.	1.6
HCA, Inc.	1.5

Credit Quality (%)(d)	Fund	LBAG
U.S. Government & Government Related	64.6	71.9
Aaa	2.7	7.9
Aa	4.6	5.1
A	4.6	8.0
Baa	11.7	7.1
Ba	4.1	0.0
B	3.3	0.0
Caa	1.5	0.0
Cash Equivalents	2.9	0.0
Average Quality	Aa1	Aa1

Asset Allocation

Sector Diversification (%)	Fund	LBAG
U.S. Treasury & Government Related	22.1	34.2
Mortgage-Related Securities	42.6	37.8
Asset-Backed Securities/CMBS(b)	2.3	6.0
Corporate	30.1	18.6
Non-Corporate Yankee	0.0	3.4
Cash Equivalents	2.9	0.0

Maturity Diversification (%)	Fund	LBAG
0-1 Years to Maturity	9.9	0.0
1-5	58.8	45.3
5-10	19.8	43.3
10-15	1.8	3.2
15-20	1.0	2.2
20-25	5.8	3.0
25 and Over	2.9	3.0

(a)	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	CMBS refers to commercial mortgage-backed securities, which are a component of the LBAG but not held by the Fund.
(c)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.
(d)	The Fund’s credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating. The LBAG’s credit quality ratings are from Lehman Brothers and reference Moody’s, Standard & Poor’s and Fitch ratings. The LBAG’s methodology for calculating average credit quality differs from that used by the Fund. Applying the LBAG methodology, the Fund’s average credit quality would be Aa2. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Lehman Brothers Aggregate Bond Index is an unmanaged index of investment-grade fixed income securities. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

†	The Income Fund’s inception date was January 3, 1989. The annualized total return since the Fund’s inception through March 31, 2007 (18.25 years) was 7.89%. The Lehman Brothers Aggregate Bond Index’s (LBAG) total return was 7.56% over the same period.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds' prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds' Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.